Exhibit 99.1

Global Ship Lease Announces Full Exercise of Underwriters' Option to Purchase Additional Senior Unsecured Notes Due 2024

Full exercise of option results in aggregate net proceeds from the 8.00% Senior Unsecured Notes Offering to approximately $29.7 million

LONDON, December 2, 2019 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE: GSL) (the "Company" or "Global Ship Lease") today announced that in connection with the Company's previously announced registered underwritten public offering (the "Notes Offering") of its 8.00% Senior Unsecured Notes due 2024 (the "Notes"), the Company issued an additional $4.125 million aggregate principal amount of Notes on November 27, 2019, pursuant to the underwriters' full exercise of their option to purchase additional Notes (the "Underwriters' Option"). Aggregate net proceeds to the Company from the Notes Offering, including the full exercise of the Underwriters' Option, were approximately $29.7 million, after the payment of underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds of the Notes Offering to repay a portion of the Company's 9.875% First Priority Secured Notes due 2022. Following the closing of the Notes Offering and the Underwriters' Option, the Company has $31.625 million aggregate principal amount of the Notes outstanding.

The Notes are listed on the New York Stock Exchange under the symbol "GSLD."

B. Riley FBR, Inc., Ladenburg Thalmann & Co. Inc., Janney Montgomery Scott LLC and William Blair & Company, L.L.C. acted as joint book-running managers for the Notes Offering. Incapital LLC, Boenning & Scattergood, Inc., National Securities Corp., a wholly owned subsidiary of National Holdings Corporation (Nasdaq: NHLD), Wedbush Securities Inc., Clarksons Platou Securities AS and Fearnley Securities acted as co-managers for the Notes Offering.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement on Form F-3 relating to the Notes Offering was filed with the U.S. Securities and Exchange Commission (the "Commission") and was declared effective by the Commission on November 7, 2019. The Notes may only be offered and sold by means of a prospectus supplement and the accompanying base prospectus. A  prospectus supplement relating to the Notes Offering was filed with the Commission and is available on its website at www.sec.gov.  Copies of the final prospectus supplement and the accompanying base prospectus related to the Notes Offering may also be obtained from the offices of B. Riley FBR, Inc. at 1300 North 17th Street, Suite 1400, Arlington VA 22209, by calling (703) 312-9580 or by emailing prospectuses@brileyfbr.com.

About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Including two 6,650 TEU containerships and two 6,080 TEU containerships that the Company has contracted to purchase, Global Ship Lease owns 45 ships, ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 249,622 TEU and an average age, weighted by TEU capacity, of 12.6 years as at September 30, 2019.

Including the four containerships that the Company has contracted to purchase, the average remaining term of the Company's charters at September 30, 2019, to the mid-point of redelivery, including options under owner's control, was 2.7 years on a TEU-weighted basis. Contracted revenue on the same basis was $826 million. Contracted revenue was $913 million, including options under charterers' control and with latest redelivery date, representing a weighted average remaining term of 3.0 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company's current expectations or forecasts of future events. Forward-looking statements include statements about the Company's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in "Risk Factors" in the Company's Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

Investor and Media Contact:

The IGB Group
Bryan Degnan
646-673-9701

or

Leon Berman
212-477-8438